UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST II, INC.

(Name of Subject Company)

COLE CREDIT PROPERTY TRUST II, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

19326N 106

(CUSIP Number of Class of Securities)

D. Kirk McAllaster, Jr.

Executive Vice President, Chief Financial Officer and Treasurer

Cole Credit Property Trust II, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

(602) 778-8700

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Gilbert G. Menna

Suzanne D. Lecaroz

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

617-570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Offer”) by CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, and CMG Acquisition Co., LLC (collectively, the “Offerors”), to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Cole Credit Property Trust II, Inc., a Maryland corporation (the “Company”), at a price of $6.00 per share (the “Offer Price”) in cash. The offer to purchase up to 1,000,000 shares is being made pursuant to an Offer to Purchase of the Offerors, dated as of January 22, 2013 (the “Offer”), and a related Assignment Form, copies of which were filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on January 22, 2013. As discussed below, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender their shares of Common Stock for purchase pursuant to the Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

The Company’s name and the address and telephone number of its principal executive offices are as follows:

Cole Credit Property Trust II, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

(602) 778-8700

The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock. As of January 16, 2013, 208,597,574.876 shares of Common Stock (“Shares”) were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to a tender offer by the Offerors to purchase, subject to certain terms and conditions, up to 1,000,000 outstanding Shares in cash, at a price of $6.00 per Share. The Offer is on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the SEC by the Offerors on January 22, 2013 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire at 11:59 p.m., Pacific Time, on March 5, 2013. Pursuant to the terms of the Offer, any dividends made or declared after March 5, 2013 or such other date to which the Offer may be extended would be assigned by tendering stockholders to the Offerors.

According to the Schedule TO, the Offerors’ business address is 12828 Northup Way Suite 110, Bellevue, WA 98005 and their telephone number is (425) 376-0693.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed below and discussed in (i) the section captioned “Transactions with Related Persons, Promoters and Certain Control Persons” in the Company’s Definitive Proxy Statement on Schedule 14A, dated April 13, 2012, and (ii) Note 14 of the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, each of which is incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A and Annual Report on Form 10-K were previously delivered to all stockholders and are available for free on the SEC’s web site at www.sec.gov.

In connection with entering into the Merger Agreement (defined below), on January 22, 2013, the Company and Cole Operating Partnership II, LP (the “Cole Partnership”) entered into an Advisory and Property Management Matters Agreement with Cole REIT Advisors II, LLC (the “Advisor”) and Cole Realty Advisors, Inc. (f/k/a Fund Realty Advisors, Inc.) (the “Property Manager” and together with the Advisor, the “Advisor Parties”). The agreement provides, among other things, that the Advisor Parties’ current agreements with the Company and the Cole Partnership will terminate upon closing of the Merger (defined below). The Advisor Parties will continue to be paid the asset management, property management and other fees payable pursuant to the current agreements, as applicable, for services rendered between the date of the Merger Agreement and the closing of the Merger, but agree to waive any fees due upon the termination of their current agreements, including (i) any fees due upon listing of common stock of the combined company on the New York Stock Exchange; (ii) any performance fees due upon the consummation of the Merger; and (iii) any other fees that would be payable under the current agreements with respect to the Merger (including any equity or debt financing transaction that occurs in connection with the consummation of the Merger) and the other transactions contemplated in the Merger Agreement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Solicitation or Recommendation

The Company’s Board of Directors (the “Board”) has carefully evaluated the terms of the Offer and unanimously determined that the Offer is not in the best interests of the Company’s stockholders, and recommends that you reject the Offer and not tender your Shares to the Offerors pursuant to the Offer. The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer, and that an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs.

(b)	Background

The Offerors commenced the Offer on January 22, 2013 at a price of $6.00 per Share. The Offerors have set the Offer Price at $6.00 per Share. According to the Offerors’ Schedule TO, in determining the Offer Price, the Offerors analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Shares and the resulting lack of liquidity of an investment in the Company; (ii) the estimated value of the Company’s real estate assets; and (iii) the costs to the Offerors associated with acquiring Shares. The Offerors’ Schedule TO also stated that the Offerors have not made an independent appraisal of the Shares or the Company’s properties and are not qualified to appraise real estate.

According to the Schedule TO, the underlying asset value of the Company is only one factor used by the Offerors in arriving at the Offer Price and in the absence of trading price information, the Board’s estimate of the value of the Shares, which was $9.45 per Share as of January 23, 2013, may be relevant to stockholders’ review of the Offer Price. According to the Schedule TO, the Offer Price represents the price at which the Offerors are willing to purchase up to 1,000,000 Shares. According to the Schedule TO, the Offerors arrived at the $6.00 Offer Price by applying an approximate 36% liquidity discount to an estimated net asset value of the Common Stock of $9.35 per Share and applied such discount with the intention of making a profit by holding on to the Shares tendered until the Company is liquidated, sold or listed on a national securities exchange. According to the Schedule TO, no independent person has been retained by the Offerors to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Offerors or any affiliate of the Offerors as to such fairness, and other measures of the value of the Shares may be relevant to stockholders.

The Board believes that the Offer is an opportunistic attempt to deprive the Company’s stockholders who tender their Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company.

(c)	Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board (1) reviewed the terms and conditions of the Offer; (2) consulted with the Company’s officers and the Advisor; and (3) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, historical financial performance, financial condition, portfolio of properties and future prospects including, without limitation, the Company’s recent announcement disclosed in the Company’s Current Report on Form 8-K, dated January 22, 2013, that the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spirit Realty Inc., (“Spirit”), a publicly traded real estate investment trust (“REIT”), pursuant to which Spirit will merge with and into the Company (the “Merger”).

Some of the reasons why the Board believes that the Offer is not in the best interests of the Company’s stockholders are as follows:

•	The Board believes that the Offer Price is less than the current and potential long-term value of the Common Stock because:

•

On January 22, 2013, the Company announced a full liquidity event for Company stockholders: the combination of the Company and Spirit, and a subsequent listing of the combined company’s shares of common stock on the New York Stock Exchange. This transaction will create the second largest publicly traded triple-net lease REIT in the United States, with a pro forma enterprise value of approximately $7.1 billion. The transaction is expected to close in the third quarter of 2013, and Company stockholders will not be subject to any lock-up period that would restrict their ability to sell their Shares following the public listing.

•

Under the terms of the Merger Agreement, Spirit shareholders will receive a fixed exchange ratio of 1.9048 Shares for each share of Spirit common stock owned (equates to 0.525 Spirit shares for each Company Share). Based on Spirit’s closing price of $17.82 per share on January 18, 2013, the exchange ratio implies a value of $9.36 per Share and, depending on when you made your investment, reflects a positive cumulative total return including dividends of 20% to 42%, despite the Company operating through a challenging time in the real estate cycle.

•

On January 24, 2013, the Company announced that for the sole purpose of assisting broker dealers in reporting an estimated value of the Company’s Shares on their customer account statements, the Board established an estimated value of the Common Stock, as of January 23, 2013, of $9.45 per Share.

•

Given the timing of the Offer and the Offer Price, the Company believes that the Offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive the stockholders who tender Shares in the offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Offerors’ documents state that the Offerors are making the offer “with the intention of making a profit from the ownership of Shares.”

•	The Offerors’ documents disclose that they “have not made an independent appraisal of the Shares or the Corporation’s properties and are not qualified to appraise real estate.”

•

Since July 2009, the Company has maintained the current annualized distribution rate of 6.25%, based on the original price of $10.00 per Share. Although the Board cannot provide any assurances with respect to future distributions, stockholders who tender Shares in the Offer will no longer receive distributions on any Shares purchased by the Offerors, other than distributions declared or paid prior to the expiration of the Offer.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board unanimously recommends that the stockholders reject the Offer and not tender their Shares to the Offerors for purchase pursuant to the Offer. The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs. Stockholders should also consider the risks and uncertainties set forth below in Item 8, including, without limitation, the risks related to the Merger. If a stockholder wishes to reject the Offer and retain his or her Shares, no action is necessary.

(d)	Intent to Tender

As of January 22, 2013, the Company’s directors and executive officers beneficially owned in the aggregate less than 1% of the total number of outstanding Shares. The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders, subject to any restrictions on transfer imposed under Rule 144 of the Securities Act of 1933, as amended; however, after reasonable inquiry and to the knowledge of the Company, none of the Company’s directors and executive officers intends to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own). To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share

Cole Credit Property Trust II, Inc.	December 4, 2012	Repurchases by the Company under its Share Redemption Program	1,485.924	$9.35

Cole Credit Property Trust II, Inc.	December 18, 2012	Repurchases by the Company under its Share Redemption Program	1,469,584.619	$9.35

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters. As previously announced, the Company entered into the Merger Agreement with Spirit on January 22, 2013. The Company did not enter into the Merger Agreement or engage in negotiations with respect thereto in response to the Offer.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth in the Letter to the Stockholders, dated as of January 31, 2013, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

The Company does not directly compensate its named executive officers. The Company does not have any agreements or understandings with its named executive officers, whether present, deferred or contingent, that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all assets of the Company.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, provide distributions to stockholders and maintain the value of the Company’s real estate properties, may be significantly hindered. Some of the risks and uncertainties, although not all risks and uncertainties, include, but are not limited to:

•	risks associated with the Merger, including:

•

because the exchange ratio in the Merger is fixed, the risk that the implied value per Share of Common Stock at the closing of the Merger will fluctuate and therefore will not be equal to $9.36, the implied value per Share based on Spirit’s closing price of $17.82 per share on January 18, 2013, or $9.45, the estimated value per Share determined by the Board on January 23, 2013;

•	that the Merger will not be completed on a timely basis, or at all; and

•	if the Merger is not completed, that the Company would be able to achieve the estimated value per share for its stockholders in another potential exit strategy.

•	market and economic volatility experienced by the U.S. economy or real estate industry as a whole, and the local economic conditions in the markets in which the Company’s properties are located;

•	the Company’s ability to refinance maturing debt or to obtain new financing on attractive terms;

•	the availability of cash flow from operating activities to fund distributions;

•	future increases in interest rates;

•	dependence on tenants, including the ability of tenants to make rental payments;

•	the expenditure of significant capital in order to re-let space following lease expirations or terminations;

•	the impact of competition;

•	the failure to continue to qualify as a real estate investment trust;

•	potential environmental liabilities related to the Company’s properties; and

•

the factors included in this Schedule 14D-9, the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including those set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of such factors from the foregoing Quarterly Reports and Annual Report being incorporated herein by reference.

ITEM 9.	EXHIBITS

(a)(1)	Letter to the Company’s stockholders dated January 31, 2013. *

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 13, 2012, filed by Cole Credit Property Trust II, Inc. with the SEC on April 12, 2012 (incorporated by reference as provided in Item 3 hereof).

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by Cole Credit Property Trust II, Inc. with the SEC on March 30, 2012 (incorporated by reference as provided in Items 3 and 8 hereof).

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by Cole Credit Property Trust II, Inc. with the SEC on May 15, 2012 (incorporated by reference as provided in Item 8 hereof).

(e)(4)	Excerpts from the Quarterly Report on Form 10-Q filed by Cole Credit Property Trust II, Inc. with the SEC on August 14, 2012 (incorporated by reference as provided in Item 8 hereof).

(e)(5)	Excerpts from the Quarterly Report on Form 10-Q filed by Cole Credit Property Trust II, Inc. with the SEC on November 9, 2012 (incorporated by reference as provided in Item 8 hereof).

(g)	Not applicable.

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2013

COLE CREDIT PROPERTY TRUST II, INC.

By:	/s/ D. Kirk McAllaster, Jr.
D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial
Officer and Treasurer

EXHIBIT INDEX

(a)(1)	Letter to the Company’s stockholders dated January 31, 2013.*

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 13, 2012, filed by Cole Credit Property Trust II, Inc. with the SEC on April 12, 2012 (incorporated by reference as provided in Item 3 hereof).

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by Cole Credit Property Trust II, Inc. with the SEC on March 30, 2012 (incorporated by reference as provided in Items 3 and 8 hereof).

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by Cole Credit Property Trust II, Inc. with the SEC on May 15, 2012 (incorporated by reference as provided in Item 8 hereof).

(e)(4)	Excerpts from the Quarterly Report on Form 10-Q filed by Cole Credit Property Trust II, Inc. with the SEC on August 14, 2012 (incorporated by reference as provided in Item 8 hereof).

(e)(5)	Excerpts from the Quarterly Report on Form 10-Q filed by Cole Credit Property Trust II, Inc. with the SEC on November 9, 2012 (incorporated by reference as provided in Item 8 hereof).

(g)	Not applicable.

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.